                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                       UNITED STATES ANTIMONY CORPORATION
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    911549103
            --------------------------------------------------------
                                 (CUSIP Number)

                                   Al W. Dugan
             1415 Louisiana Street, Suite 3100, Houston, Texas 77002
                                 (713) 658-1142
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 25, 1996
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP No. 911549103                                          Page 2 of 10 Pages
-------------------                                          ------------------

--------------------------------------------------------------------------------
       1      NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              AL W. DUGAN

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                   (b) [x]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              PF
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              US
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  2,477,818 SHARES
    NUMBER OF            -------------------------------------------------------
     SHARES               8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                      1,681,440 SHARES
      EACH               -------------------------------------------------------
    REPORTING             9       SOLE DISPOSITIVE POWER
     PERSON
      WITH                        2,477,818 SHARES
                         -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  1,681,440 SHARES
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,159,258 SHARES
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                [X]

              183,333 SHARES
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.87%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP No. 911549103                                          Page 3 of 10 Pages
-------------------                                          ------------------

--------------------------------------------------------------------------------
       1      NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              DELAWARE ROYALTY COMPANY, INC.  74-1651985

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                   (b) [x]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0
    NUMBER OF            -------------------------------------------------------
     SHARES               8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                      1,270,940 SHARES
      EACH               -------------------------------------------------------
    REPORTING             9       SOLE DISPOSITIVE POWER
     PERSON
      WITH                        0
                         -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  1,270,940 SHARES
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,270,940 SHARES
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                [ ]


--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.69%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP No. 911549103                                          Page 4 of 10 Pages
-------------------                                          ------------------

--------------------------------------------------------------------------------
       1      NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              ANGLO EXPLORATION CORPORATION  74-1728669

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                   (b) [x]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0
    NUMBER OF            -------------------------------------------------------
     SHARES               8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                      180,000 SHARES
      EACH               -------------------------------------------------------
    REPORTING             9       SOLE DISPOSITIVE POWER
     PERSON
      WITH                        0
                         -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  180,000 SHARES
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              180,000 SHARES
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                [ ]


--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.67%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP No. 911549103                                          Page 5 of 10 Pages
-------------------                                          ------------------

--------------------------------------------------------------------------------
       1      NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              HOUSTON RESOURCES CORPORATION  74-1698698

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                   (b) [x]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0
    NUMBER OF            -------------------------------------------------------
     SHARES               8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                      230,500 SHARES
      EACH               -------------------------------------------------------
    REPORTING             9       SOLE DISPOSITIVE POWER
     PERSON
      WITH                        0
                         -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  230,500 SHARES
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              230,500 SHARES
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                [ ]


--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.86%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

         The date of the event which requires the filing of this Schedule 13D (this "SCHEDULE") is based on the 10,737,900 shares of common stock, par value $0.01 per share (the "COMMON STOCK"), of United States Antimony Corporation, a Montana corporation (the "ISSUER") reported as outstanding on September 30, 1990 in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1990. The Issuer did not file any required reports pursuant to Section 13 of the Securities Exchange Act of 1934 between November 19, 1990, the date that the Form 10-Q for the period ended September 30, 1990 was filed, and November 1, 1996, the date that the Issuer filed a Form 10-KSB for the year ended December 31, 1995. Based on the Form 10-KSB for the year ended December 31, 1995, the Issuer had 12,573,434 shares of Common Stock outstanding on October 10, 1996. Based on the shares of Common Stock outstanding on October 10, 1996, the date of the event which requires the filing of this Schedule would have been September 16, 1996. The date of the event which requires the filing of this Schedule is based on information currently available to the Reporting Persons (defined below) regarding acquisitions of the Issuer's Common Stock by the Reporting Persons in prior years and does not include any expired warrants to purchase Common Stock.

Item 1. Security and Issuer.

         This Schedule relates to the Common Stock of the Issuer, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934. The address of the principal executive office of the Issuer is P.O. Box 643, Thompson Falls, Montana 59873.

Item 2. Identity and Background.

         Al W. Dugan, Delaware Royalty Company, Inc., a Texas corporation ("DELAWARE ROYALTY"), Anglo Exploration Corporation, a Texas corporation ("ANGLO EXPLORATION"), and Houston Resources Corporation, a Texas corporation ("HOUSTON RESOURCES"), (all of the foregoing collectively, the "REPORTING PERSONS" and individually the "REPORTING PERSON") are jointly filing this Schedule. The principal business address and office for each of the Reporting Persons is 1415 Louisiana Street, Suite 3100, Houston, Texas 77002. A copy of the agreement among the Reporting Persons with respect to their joint filing of this Schedule is attached hereto as Exhibit 1.

         Mr. Dugan is a resident of Harris County, Texas, and a citizen of the United States of America. Mr. Dugan's principal occupation is President and Chief Executive Officer of Nortex Corporation ("NORTEX"), a privately held oil and gas company incorporated in Texas, which engages in oil and gas acquisitions, investments and operations. The principal business address and office of Nortex is 1415 Louisiana Street, Suite 3100, Houston, Texas 77002.

         The principal business of each of Delaware Royalty, Anglo Exploration and Houston Resources is oil and gas acquisitions, investments and operations. Al W. Dugan is President, sole director and sole shareholder of each of these entities.

         During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The aggregate purchase price for the 1,618,767 shares of Common Stock purchased by Mr. Dugan was $813,968. In connection with the acquisitions of such shares of Common Stock, warrants to purchase an aggregate of 859,051 shares of Common Stock were also issued to Mr. Dugan as additional consideration for the purchase price. Mr. Dugan's personal funds were used to make all of the foregoing purchases.

         The aggregate purchase price for the 1,070,940 shares of Common Stock purchased by Delaware Royalty was $440,781. In connection with the acquisitions of such shares of Common Stock, warrants to purchase an aggregate of 200,000 shares of Common Stock were also issued to Delaware Royalty as additional consideration for the purchase price. Delaware Royalty used its general working capital to make all of the foregoing purchases.

         The aggregate purchase price for the 180,000 shares of Common Stock purchased by Anglo Exploration was $36,000. Anglo Exploration used its general working capital to make all of the foregoing purchases.

         The aggregate purchase price for the 230,500 shares of Common Stock purchased by Houston Resources was $53,542.81. Houston Resources used its general working capital to make all of the foregoing purchases.

Item 4. Purpose of Transaction.

         The Reporting Persons have acquired the shares of Common Stock and warrants to purchase shares of Common Stock for investment purposes. The Reporting Persons may, in the future, acquire additional shares of Common Stock and warrants to purchase Common Stock for investment purposes.

         Except as otherwise described in this Item 4, none of the Reporting Persons have formulated any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through (j) of the General Instructions to Schedule 13D under the Securities Exchange Act of 1934, as amended, although each Reporting Person reserves the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

         (a) The Reporting Persons may be deemed to beneficially own in the aggregate 4,159,258 shares of Common Stock, representing approximately 14.87% of the outstanding shares of Common Stock (based on 26,906,959 shares of Common Stock reported as outstanding as of March 4, 2002 in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2001). The following table sets forth the number of shares of Common Stock directly owned by each of the Reporting Persons.

                                                            NUMBER                 PERCENTAGE OF
                                                           OF SHARES                OUTSTANDING
                  HOLDER                                 DIRECTLY HELD                 SHARES
                  ------                                 -------------             -------------
Al W. Dugan...............................                  2,477,818                     8.86%
Delaware Royalty..........................                  1,270,940                     4.69%
Anglo Exploration.........................                    180,000                      .67%
Houston Resources.........................                    230,000                      .86%
         TOTAL............................                  4,159,258                    14.87%
                                                        -------------                ---------

         The shares listed as directly held by Mr. Dugan and the total shares include warrants to purchase 859,051 shares of Common Stock which are exercisable within the next 60 days. The shares listed as directly held by Delaware Royalty and the total shares include warrants to purchase 200,000 shares of Common Stock which are exercisable within the next 60 days.

         The shares listed as directly held by Mr. Dugan do not include 183,333 shares of Common Stock held by Lydia P. Dugan, his wife. Mr. Dugan disclaims beneficial ownership of these shares.

         (b) Mr. Dugan has the sole power to vote, dispose of, or direct the voting or disposal of all of the shares of Common Stock and warrants to purchase shares of Common Stock that are directly held by him. As the President, sole director and sole shareholder of Delaware Royalty, Mr. Dugan has the shared power to vote, dispose of, or direct the voting or disposal of all of the shares of Common Stock and warrants to purchase shares of Common Stock held by Delaware Royalty. By reason of his position as President, sole director and sole shareholder of Anglo Exploration and Houston Resources, Mr. Dugan has the shared power to vote, dispose of, or direct the voting or disposal of all of the shares of Common Stock held by Anglo Exploration and Houston Resources.

         Delaware Royalty, Anglo Exploration and Houston Resources share the power to vote, dispose of, or direct the voting or disposal of the shares of Common Stock listed as directly held by each such entity with Mr. Dugan.

         (c) On March 12, 2002 Anglo Exploration acquired 70,000 shares of Common Stock from the Issuer for $.15 per share. Anglo Exploration acquired an additional 10,000 shares of Common Stock from the Issuer for $.15 per share on March 20, 2002. On March 26, 2002, Anglo Exploration acquired an additional 10,000 shares of Common Stock from the Issuer for $.19 per share. All of these shares of Common Stock were acquired using Anglo Exploration's working capital.

         On April 15, 2002 Mr. Dugan acquired 170,000 shares of Common Stock from Nortex for $.15 per share using personal funds. Previously to this acquisition Mr. Dugan had the shared power to vote, dispose of, or direct the voting or disposal of the 170,000 shares of Common Stock held by Nortex, by reason of his positions as President and Chief Executive Officer of Nortex. Through the acquisition Mr. Dugan now has the sole power to vote, dispose of, or direct the voting or disposal of the 170,000 shares of Common Stock acquired from Nortex.

         Except as otherwise described in this Item 5, the Reporting Persons have not engaged in any other transactions in shares of Common Stock during the past 60 days.

         (d) To the knowledge of the Reporting Persons, except as otherwise described in this Schedule, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed to be beneficially owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as otherwise described in this Schedule, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between such persons and any person with respect to any shares of Common Stock of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement between Mr. Dugan, Delaware Royalty, Anglo Exploration and Houston Resources dated May 9, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: May 9, 2002


                                                   /s/ Al W. Dugan
                                           -------------------------------------
                                           Al W. Dugan


                                           DELAWARE ROYALTY COMPANY, INC.


                                                   /s/ Al W. Dugan
                                           -------------------------------------
                                           Al W. Dugan, President


                                           ANGLO EXPLORATION CORPORATION


                                                  /s/ Al W. Dugan
                                           -------------------------------------
                                           Al W. Dugan, President


                                           HOUSTON RESOURCES CORPORATION


                                                  /s/ Al W. Dugan
                                           -------------------------------------
                                           Al W. Dugan, President

                                  EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement between Mr. Dugan, Delaware Royalty, Anglo Exploration and Houston Resources dated May 9, 2002.